Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference of our firm under the caption “Experts” and to the incorporation of our report dated March 9, 2006 for the audited consolidated balance sheets of Vestin Fund III, LLC and subsidiary (formerly RE Investments III, LLC) as of December 31, 2005 and 2004 and the related consolidated statements of operations, members’ equity, and cash flows for the years ended December 31, 2005 and 2004 and for the period from April 16, 2003 (inception) to December 31, 2003, included in the Post-Effective Amendment No. 5 to the Registration Statement dated April 28, 2006 (Form S-11, Reg. #333-105017).

/s/ Moore Stephens Wurth Frazer and Torbet, LLP

Orange, California
April 28, 2006